ALLIED GOLD LIMITED
ACN 104 855 067

HALF YEAR FINANCIAL REPORT

31 DECEMBER 2006

DIRECTORS' REPORT

Your directors submit the financial report on the consolidated entity consisting of Allied Gold Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2006.

DIRECTORS

The Directors of the Company in office during or since the end of the half year are:

Mr Mark V Caruso
Mr Jeffrey J Moore
Mr Gregory H Steemson
Mr John G Brock (appointed 25 January 2007)
Mr Anthony Lowrie (appointed 9 March 2007)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

RESULTS

The consolidated loss of the economic entity after providing for income tax is $467,554 (2005: loss $978,517).

REVIEW OF OPERATIONS

During the period under review there were major advances in the development of the Simberi Oxide Gold Project. A detailed project review was completed which confirmed the capital cost of the project at $80M for a plant capacity of 2.0Mtpa. Gold production is scheduled to commence in the second half of 2007.

Construction of the Project commenced in July 2006 and by the end of December 2006 much of the accommodation and infrastructure work had been completed. Plant construction including site earthworks, foundations for the leach tanks, plant buildings and the scrubber area had commenced and was approximately 20% complete by the end of December 2006. Expenditure and commitments to the end of December 2006 totaled $44.6M.

Construction of accommodation blocks progressed well with 4 construction and 3 operations blocks completed with the remainder expected to be completed by the end of the third quarter. The messing facilities and construction power supply have been completed and are being operated by the catering contractor.

Construction of the all weather roads from the processing plant site to the mining areas, aerial ropeway loading point and support towers was completed with a very high standard of road being constructed which will enable ore to be hauled to the process plant to supplement the aerial ropeway if necessary.

The upgrade of the airstrip on Simberi Island to accommodate Dash 8 aircraft was completed along with the upgrade of the island ring road which enabled the employment of Simberi Island inhabitants on the construction project. Wharf construction had commenced with pile driving completed and deck construction underway. Negotiations with a power provider are progressing well and are expected to be completed in the short term. The bathymetric survey of the ocean floor adjacent to Pigiput Bay was completed enabling the completion of the deep sea tailings placement (DSTP) design.

Exploration on Simberi and Tatau continued with positive results being achieved. Ore resources were increased by 43,000 ounces to 2.39 million ounces of gold.

DIRECTORS' REPORT CONTINUED

SUBSEQUENT EVENTS

The following events occurred subsequent to 31 December 2006:

- Mr John Grant Brock was appointed to the Board of Allied Gold Limited on 25 January 2007.
- Mr Anthony Lowrie was appointed to the Board of Allied Gold Limited on 9 March 2007.
- 2,000,000 options were issued to certain employees of Allied Gold Limited pursuant to the Allied Gold Limited Employee Option Plan as follows:
  - 1,250,000 options exercisable at $0.50 on or before 31 December 2008
  - 750,000 options exercisable at $0.80 on or before 31 December 2008.
- 8,333 ordinary shares in the Company were issued through the exercise of options.
- Allied Gold Limited completed a Tenement Sale Agreement with Carbine Resources Limited for the sale of the Red Dam Project. The consideration for the sale being a deposit of $5,000 cash plus 4,020,000 shares in Carbine Resources Limited.

Other than the matters disclosed above and elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The company is continuing with the full development of the Simberi Oxide Gold Project with a 2.0 mtpa plant currently being constructed with the associated infrastructure underway. Mine production is scheduled at 84,000 ounces of gold per annum. Scheduled gold production is due to commence in the third calendar quarter 2007. It is anticipated that an accelerated exploration programme will be undertaken to convert known resource ounces into reserve ounces.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditors independence declaration under section 307C of the Corporations Act 2001 is set out on Page 12 for the half year ended 31 December 2006.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Managing Director

Dated at Perth this 16th day of March 2007

CONDENSED INCOME STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

		Half Year	
		2006	2005
	Note	$	$
Revenue	2	1,354,714	1,036,783
Exploration and evaluation costs		-	(29,253)
Provision for diminution listed shares		(12,900)	-
Increase in fair value of listed shares		105,949	-
MMPEU costs, including depreciation		-	(156,448)
Depreciation		(362,373)	-
Share based remuneration	2	-	(973,822)
General & administration expenses	2	(1,379,801)	(855,776)
Net foreign exchange losses		(173,143)	-
Loss before income tax		(467,554)	(978,517)
Income tax expense		-	-
Loss after income tax attributable to members of the parent entity		(467,554)	(978,517)
Overall operations			
Basic earnings per share (cents)		(0.17)	(0.8)
Diluted earnings per share (cents)		n/a	n/a

The above condensed income statement should to be read in conjunction with the accompanying notes

**CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2006**

	Note	Half Year 31 December 2006 $	Half Year Financial Year ended 30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents		33,240,146	55,370,334
Trade and other receivables		89,316	674,138
Other financial assets		465,478	372,429
Other current assets		35,103	77,809
Total Current Assets		33,830,043	56,494,710
NON-CURRENT ASSETS			
Plant and equipment	3	28,758,775	3,586,280
Exploration and evaluation expenditure	4	27,629,076	27,769,231
Total Non-Current Assets		56,387,851	31,355,511
Total Assets		90,217,894	87,850,221
CURRENT LIABILITIES			
Trade and other payables		5,577,443	2,858,952
Total Current Liabilities		5,577,443	2,858,952
NON CURRENT LIABILITIES			
Provisions		23,522	-
Total Non-Current Liabilities		23,522	-
Total Liabilities		5,600,965	2,858,952
NET ASSETS		**84,616,929**	**84,991,269**
EQUITY			
Issued capital	5	87,743,506	87,802,197
Reserves		1,952,157	1,800,252
Accumulated losses		(5,078,734)	(4,611,180)
TOTAL EQUITY		**84,616,929**	**84,991,269**

The above condensed balance sheet should be read in conjunction with the accompanying notes

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Foreign Exchange Translation Reserve	Total
ECONOMIC ENTITY					
At 1 July 2005	23,422,127	(2,885,109)	-	58,652	20,595,670
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	545,205		1,145,205
Share placements	518,331	-	-	-	518,331
Share based payments			973,822		973,822
Conversion of options	4,000	-	-	-	4,000
Cost of equity raising		-	-	-	
Cost of equity raising		-	-	-	
Adjustments from translation of foreign controlled entities	-	-	-	(91,619)	(91,619)
Total income and expense recognized directly in equity				(91,619)	(91,619)
Loss for the period	-	(978,517)	-	-	(978,517)
Total recognised income and expense during the year	-	(978,517)	-	(91,619)	(1,070,136)
At 31 December 2005	24,544,458	(3,863,626)	1,519,027	(32,967)	22,166,892
At 1 July 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	84,991,269
Conversion of options	10,000	-	-	-	10,000
Cost of equity raising	(68,691)	-	-	-	(68,691)
Adjustments from translation of foreign controlled entities	-	-	-	151,905	151,905
Total income and expense recognized directly in equity				151,905	151,905
Loss for the period	-	(467,554)	-	-	(467,554)
Total recognised income and expense during the year	-	(467,554)	-	-	(315,639)
At 31 December 2006	87,743,506	(5,078,734)	1,823,322	128,835	84,616,929

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes

CONDENSED CASHFLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Note	Economic Entity	
		Half Year ended 31 December 2006	Half Year ended 31 December 2005
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Exploration and evaluation expenditure		(7,950,387)	(3,261,447)
Interest received		1,352,072	53,387
Interest paid		-	-
Payments to suppliers & employees		(1,379,592)	(914,022)
Net cash generated from/(used in) operating activities		**(7,977,907)**	**(4,122,082)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equity investments		-	(50,000)
Purchase of plant & equipment		(2,006,865)	(558,112)
Assets under construction		(12,241,272)	-
Proceeds from sale of plant and equipment		-	502,256
Net cash generated by (used in) investing activities		**(14,248,137)**	**(105,856)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issue of securities		10,000	522,331
Subscription for equity securities received pending allotment			160,000
Costs of raising equity capital		(68,691)	-
Net cash generated by financing activities		**(58,691)**	**682,331)**
Net increase in cash held		**(22,284,735)**	**(3,545,607)**
Cash at beginning of the half year		55,370,334	4,373,904
Effects of exchange rate changes on the balance of cash held in foreign currencies		154,547	-
Cash at end of the half year		**33,240,146**	**828,297**

The above condensed statement of cashflow should be read in conjunction with the accompanying notes.

1. BASIS OF PREPARATION OF HALF YEAR FINANCIAL STATEMENTS

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Australian Accounting Standard 134 "Interim Financial Reporting" and the Corporations Act 2001

This interim report does not include all the notes of the type normally in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. Accordingly, this interim financial report is to read in conjunction with the annual report for the year ending 30 June 2006 and any public announcements made by Allied Gold Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The same accounting policies and methods of computation have generally been followed in this interim financial report as compared with the most recent annual financial report and corresponding Interim reporting period

Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key Estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates

	Half Year 2006 $	Half Year 2005 $
2. REVENUES AND EXPENSES		
(a) Revenue		
Interest revenue		
- interest other persons	1,352,072	53,387
- interest – wholly owned controlled entities	-	-
Total Interest	1,352,072	53,387
Unrealised foreign exchange (loss)/gain	(173,143)	210,149
Other income		27
	1,178,929	263,563
(b) Other income		
Fair value change on investments held for trading	105,949	-
Net gain on disposal of assets	-	773,220
Net gain on disposal of investments	-	-
	-	773,220
(c) Depreciation		
Plant and equipment	362,373	-

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Economic Entity 31 Dec 2006 $	30 June 2006 $
3. PLANT AND EQUIPMENT		
Plant and equipment – at cost	29,121,148	3,806,383
Accumulated depreciation	(362,373)	(220,103)
Total property, plant and equipment	28,758,775	3,586,280
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.		
Plant and equipment		
Carrying amount at beginning of year	3,586,280	1,575,585
Acquisition of controlled entity	-	-
Additions	25,534,868	3,493,584
Disposal	-	(1,125,606)
Depreciation	(362,373)	(357,283)
Carrying amount at end of year	28,758,775	3,586,280

As at 31 December 2006 there was a further $22,297,924 expenditure commitment on the Simberi Oxide Gold project.

	Economic Entity 31 Dec 2006 $	30 June 2006 $
4. EXPLORATION AND EVALUATION EXPENDITURE		
Exploration expenditure – costs carried forward in respect of areas of interest in:		
Exploration and evaluation phases	27,629,076	27,769,231
The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.		
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:		
Carrying amount at beginning of year	27,769,231	15,616,266
Expenditure outlaid in cash and accrued	7,950,387	12,097,666
Expenditure reclassified to assets under construction	(8,245,088)	
Foreign currency translation	154,546	84,786
Write off discontinued projects	-	(29,487)
Carrying amount at end of year	27,629,076	27,769,231

**NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2006**

5 ISSUED CAPITAL	Half year ended 31 December 2006	Year ended 30 June 2006	Half year ended 31 December 2006	Year ended 30 June 2006
	Number of shares	Number of shares	$	$
(a) *Ordinary shares fully paid*				
Balance at beginning of financial year	272,022,528	120,579,818	87,802,197	23,422,127
Issue of shares to Simberi Gold Corp	-	2,000,000		600,000
Placement December 2005 at 40 cents	-	1,295,828	-	518,331
Placement January 2006 at 40 cents	-	23,704,172	-	9,481,669
Placement February 2006 at 44 cents	-	15,192,027	-	6,684,492
Placement April 2006 at 44 cents	-	79,545,455	-	35,000,000
Placement May 2006 at 60 cents	-	21,800,000	-	13,080,000
Conversion of options during year ended 30 June 2006		7,905,228		2,381,100
Conversion of options during the half year ended 31 December 2006	40,000		10,000	
Costs of capital raising	-	-	(68,691)	(3,365,522)
Balance at end of financial year	272,062,528	272,022,528	87,743,506	87,802,197

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote per share.

(b) *Options*
Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	30,112,183	Various	Various
Options exercised in the period	(40,000)	$0.20	
Balance at 31 December 2006	30,072,183		

6 CONTINGENT LIABILITIES

There are no contingent liabilities.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

7 SUBSEQUENT EVENTS

The following events occurred subsequent to 31 December 2006:

- Mr John Grant Brock was appointed to the Board of Allied Gold Limited on 25 January 2007.
- Mr Anthony Lowrie was appointed to the Board of Allied Gold Limited on 9 March 2007.
- 2,000,000 options were issued to certain employees of Allied Gold Limited pursuant to the Allied Gold Limited Employee Option Plan as follows:
  - 1,250,000 options exercisable at $0.50 on or before 31 December 2008
  - 750,000 options exercisable at $0.80 on or before 31 December 2008.
- 8,333 ordinary shares in the Company were issued through the exercise of options.
- Allied Gold Limited completed a Tenement Sale Agreement with Carbine Resources Limited for the sale of the Red Dam project. The consideration for the sale being a deposit of $5,000 cash plus 4,020,000 shares in Carbine Resources Limited.

Other than the matters disclosed above and elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

8. SEGMENT REPORTING

Geographical segments
The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	31 Dec 2006	31 Dec 2005	31 Dec 2006	31 Dec 2005	31 Dec 2006	31 Dec 2005
	$	$	$	$	$	$
Revenue						
Total segment revenue	1,352,072	1,036,783	2,642	210,149	1,354,714	2,265,819
Result						
Segment result	555,501	(653,202)	(1,023,055)	(355,315)	(467,554)	(978,517)
Income Tax	-	-			-	-
Loss from ordinary activities after tax	555,501	(653,202)	(1,023,055)	(355,315)	(467,554)	(978,517)

DECLARATION BY DIRECTORS

The Directors of Allied Gold Limited declare that:

1. The financial statements comprising the condensed income statement, condensed balance sheet, condensed cash flow statement, condensed statement of changes in equity and accompanying notes:

   (a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations; and

   (b) give a true and fair view of the economic entity's financial position as at 31 December 2006 and of its performance for the half year ended on that date .

2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Mark Caruso
Managing Director

Dated at Perth this 16th day of March 2007

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

16 March 2007

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

any applicable code of professional conduct in relation to the review.

Yours faithfully
BDO
Chartered Accountants

BG McVeigh
Partner

INDEPENDENT AUDITOR'S REVIEW REPORT TO THE MEMBERS OF ALLIED GOLD LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Allied Gold Limited, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement or description of accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission.

Directors' Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the disclosing entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Allied Gold Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Allied Gold Limited on 16 March 2007, would be in the same terms if provided to the directors as at the date of this auditor's review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Allied Gold Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and Corporations Regulations 2001.

BDO

BDO
Chartered Accountants

BG McVeigh
Partner

Perth, Western Australia
Dated this 16th day of March 2007